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                                                               November 12, 2001

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                      Interim Report Under Rule 24 of the
                  Public Utility Holding Company Act of 1935
                             Columbia Energy Group
                              801 East 86th Avenue
                             Merrillville, IN 46410

                                File No. 70-9127

Gentlemen:

     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated January 23, 1998, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:


                       Confidential treatment requested.


                                   Very truly yours,

                                   COLUMBIA ENERGY GROUP

                                   By: /s/ Jeffrey W. Grossman
                                       ----------------------------------
                                           Jeffrey W. Grossman
                                           Vice President and Controller